7

08002420

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advent Wireless Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2008
THOMSON REUTERS

FILE NO. 82- 03675 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/8/08

082-03675

RECEIVED

2008 MAY -7 P 12:-1

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-07

Advent Wireless Inc.

Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
Advent Wireless Inc.

We have audited the consolidated balance sheets of **Advent Wireless Inc.** as at December 31, 2007 and 2006 and the consolidated statements of earnings and comprehensive income, retained earnings and cash flows for each of the years in the two year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
April 15, 2008

Advent Wireless Inc.

Consolidated Balance Sheets

As at December 31, 2007 and 2006

(expressed in Canadian dollars)

	2007 $	2006 $
Assets		
Current assets		
Cash and cash equivalents	4,475,729	3,558,204
Short-term investments	800,000	-
Accounts receivable	2,373,087	2,106,340
Inventories	332,628	311,072
Deposits and prepaid expenses	178,399	154,619
	8,159,843	6,130,235
Property and equipment (note 4)	1,673,995	1,772,150
Intangible assets (note 5)	-	32,776
Future income tax assets (note 9(b))	152,600	157,900
	9,986,438	8,093,061
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	3,369,315	3,217,460
Income taxes payable	253,719	-
Deferred revenue	21,991	26,510
	3,645,025	3,243,970
Shareholders' Equity		
Capital stock (note 6)	3,791,160	3,791,160
Contributed surplus	891,687	891,687
Retained earnings	1,658,566	166,244
	6,341,413	4,849,091
	9,986,438	8,093,061

Commitments (note 10)

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes form an integral part of these consolidated financial statements.

Advent Wireless Inc.

Consolidated Statements of Retained Earnings

For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

	2007 $	2006 $
Retained earnings (deficit) - Beginning of year	166,244	(778,336)
Net earnings and comprehensive income for the year	1,492,322	944,580
Retained earnings - End of year	1,658,566	166,244

The accompanying notes form an integral part of these consolidated financial statements.

Advent Wireless Inc.

Consolidated Statements of Earnings and Comprehensive Income

For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

	2007 $	2006 $
Revenue	17,199,135	16,547,646
Cost of sales	10,114,312	10,362,392
	7,084,823	6,185,254
Expenses		
General and administration	4,329,129	3,884,019
Sales and marketing	326,625	507,600
Amortization of property and equipment	127,961	171,864
Amortization of intangible assets	32,776	118,243
Bank charges and interest	64,762	68,767
Bank interest income	(118,878)	(66,819)
Loss on disposition of property and equipment	4,047	-
	4,766,422	4,683,674
Earnings before income taxes	2,318,401	1,501,580
Provision for income taxes (note 9(a))	(826,079)	(557,000)
Net earnings and comprehensive income for the year	1,492,322	944,580
Earnings per share (note 8)		
Basic	0.13	0.09
Diluted	0.13	0.08

The accompanying notes form an integral part of these consolidated financial statements.

Advent Wireless Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2007 and 2006

(expressed in Canadian dollars)

	2007 $	2006 $
Cash flows from operating activities		
Net earnings and comprehensive income for the year	1,492,322	944,580
Items not affecting cash		
Amortization of property and equipment	127,961	171,864
Amortization of intangible assets	32,776	118,243
Loss on disposition of property and equipment	4,047	-
Future income taxes	5,300	(27,300)
	1,662,406	1,207,387
Changes in non-cash working capital		
Accounts receivable	(266,747)	172,096
Inventories	(21,556)	443,798
Deposits and prepaid expenses	(23,780)	(17,838)
Accounts payable and accrued liabilities	151,855	(126,125)
Income taxes payable	253,719	(210,293)
Deferred revenue	(4,519)	(5,062)
	88,972	256,576
	1,751,378	1,463,963
Cash flows from investing activities		
Proceeds from disposition of property and equipment	4,717	-
Purchase of property and equipment	(38,570)	(69,883)
Purchase of short-term investment	(800,000)	-
	(833,853)	(69,883)
Increase in cash and cash equivalents	917,525	1,394,080
Cash and cash equivalents - Beginning of year	3,558,204	2,164,124
Cash and cash equivalents - End of year	4,475,729	3,558,204
Supplementary cash flow information		
Interest paid	12,793	20,352
Interest received	119,358	66,819
Taxes paid	579,419	797,905

(expressed in Canadian dollars)

1 Nature of operations

Advent Wireless Inc. (the "Company"), was incorporated on February 14, 1984 in British Columbia. It is an independent specialty retailer of cellular and wireless products, services and accessories, with 17 stores in Canada (12 in Toronto and 5 in Vancouver).

2 Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Am-Call Wireless Inc. All intercompany transactions and balances have been eliminated.

Revenue recognition

The Company earns revenue from several sources. The principal sources of revenue to the Company and recognition of these revenues for financial statement purposes are as follows:

a) Sales of cellular phones and related products are recognized when goods are sold to customers, which is usually at the point of sale through one of its retail stores, net of returns.

b) Monthly commission revenue in connection with cellular phones activation is recorded in the month in which services are provided.

c) Pager and airtime rental is recognized as revenue when services are provided.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank, bank lines of credit and highly liquid securities with maturities of 90 days or less from the date of purchase, which are an integral part of the Company's cash management. They are classified as held-for-trading and carried at cost plus accrued interest which approximates fair value.

(expressed in Canadian dollars)

Short term investments

The Company's investments consists of money market guarantee investment certificates that are classified as held-to-maturity for accounting purposes and carried on the balance sheets at amortized cost using the effective interest method, plus accrued interest. Investments with initial maturities of greater than 90 days and less than one year as of the balance sheet date are classified as short term investments.

Inventories

Inventories consist of finished products. They are valued at the lower of cost and net realizable value. The cost of inventory includes invoiced costs and is determined using the first-in first-out method.

Deposits

Deposits consist of deposits made for lease rental and purchase commitments.

Property and equipment

Property and equipment are stated at cost. Amortization is provided at the following annual rates:

Building	4% declining balance
Computer hardware	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

Intangibles

Intangible assets with finite lives acquired in a business acquisition or other transaction are amortized on a straight-line basis over their estimated useful lives as follows:

Customer contracts and related customer relationships	5 years

Impairment of long-lived assets

Management reviews property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by management comparing the carrying amount to the estimated future net undiscounted cash flows the assets are expected to generate. Where the carrying value exceeds estimated net undiscounted cash flows, the assets are written down to fair value.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include stock-based compensation and amortization of intangible assets. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Stock-based compensation plans

The Company has a stock-based compensation plan as described in note 7. The Company accounts for stock option grants under these plans using the fair value method of accounting for stock-based compensation. Accordingly, the Company measures the fair value of stock option grants and records that fair value as compensation expense over the vesting period of those grants, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

Income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheets are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3 Adoption of new accounting standards

Effective January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants ("CICA") accounting standards:

Comprehensive Income (Handbook Section 1530)

This standard requires the presentation of comprehensive income and its components and the inclusion of accumulated other comprehensive income as a component of shareholders' equity. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income includes items that would not normally be included in net earnings until realized. The adoption of this Handbook section had no significant impact on the Company's financial statements and the Company earnings are equal to its comprehensive income.

(expressed in Canadian dollars)

Equity (Handbook Section 3251)

The standard describes the changes in how to report and disclose equity and changes in equity as a result of the new requirement of Section 1530. The adoption of this standard had no impact on the Company's financial statements.

Financial Instruments - Recognition and Measurement (Handbook Section 3855)

This section established standards for recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent period depends on whether the financial instrument has been classified as held-to-maturity, loans and receivables, available-for-sale, held-for-trading or other financial liabilities. Financial assets and liabilities held for trading are measured at fair value with gains and losses recognized in net income. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost, and interest is calculated using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. The Company has not optionally designated any financial instruments as held-for-trading.

Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the financial asset is written down to recognize the loss by a charge to earnings.

The Company has classified its financial instruments as follows:

a) Cash and cash equivalents are classified as held-for-trading and are measured at fair value.

b) Accounts receivable are classified as loans and receivables and are measured at amortized cost.

c) Short-term investments are classified as held to maturity and measured at amortized cost.

d) Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

Transaction costs incurred to acquire or issue financial instruments are expensed in the period incurred.

The adoption of this standard did not have a material impact on the Company's financial statements.

(expressed in Canadian dollars)

Financial Instruments - Disclosures and Presentation (Handbook Section 3861)

This standard establishes standards for presentation of financial instruments and non-financial derivatives, and identifies information that should be disclosed regarding the significance of financial instruments to an entity's financial position, performance and cash flows. The adoption of this standard did not have a material impact on the Company's financial statements.

Capital Disclosures (Handbook Section 1535)

In December, 2006, the CICA issued Handbook Section 1535 - Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes of managing capital. These recommendations are effective for the Company's annual reporting period beginning January 1, 2008. The Company has early adopted this standard on December 31, 2007. Capital disclosures are included in note 6.

Future accounting changes

Inventories (Handbook Section 3031)

This section aligns Canadian GAAP with International Financial Reporting Standards ("IFRS"). It requires that inventories are measured at the lower of cost and net realizable value and that write-downs of inventory to its net realizable value should be reversed if the value subsequently recovers. It also provides further guidance on the determination of cost. This section applies to annual financial statements for years beginning on or after January 1, 2008. The Company is currently assessing the impact of its financial statements.

Financial Instruments - Disclosures and Presentation (Handbook Section 3862 and 3863)

These sections replace Section 3861 - Financial Instruments - Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and will be adopted by the Company on January 1, 2008. The Company is currently assessing the impact on its financial statements.

(expressed in Canadian dollars)

4 Property and equipment

			2007
	Cost $	**Accumulated amortization** $	**Net** $
Land	718,860	-	718,860
Building	1,085,287	295,892	789,395
Leasehold improvements	562,001	474,235	87,766
Furniture, fixtures and equipment	155,764	133,692	22,072
Computer hardware	153,762	119,233	34,529
Signs	82,848	61,475	21,373
	2,758,522	1,084,527	1,673,995

			2006
	Cost $	**Accumulated amortization** $	**Net** $
Land	718,860	-	718,860
Building	1,085,287	263,001	822,286
Leasehold improvements	558,317	409,721	148,596
Furniture, fixtures and equipment	146,501	130,177	16,324
Computer hardware	149,371	107,293	42,078
Signs	81,336	57,330	24,006
	2,739,672	967,522	1,772,150

5 Intangible assets

			2007
	Cost $	**Accumulated amortization** $	**Net** $
Customer contracts and related customer relationships	133,819	133,819	-

(expressed in Canadian dollars)

	2006		
	Cost $	**Accumulated amortization** $	**Net** $
Customer contracts and related customer relationships	133,819	101,043	32,776

6 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $
Balance - December 31, 2005, 2006 and 2007	11,105,519	3,791,160

The Company objectives when managing capital are:

a) To provide a reasonable return to the shareholders by pricing the products and services commensurately with the level of risk.

b) To safeguard the capital of excess funds on hand, by investing with reputable financial institutions for a reasonable return.

Total capital is calculated as follows:

	2007 $	2006 $
Capital stock	3,791,160	3,791,160
Contributed surplus	891,687	891,687
Retained earnings	1,658,566	166,244
	6,341,413	4,849,091

The Company is not subject to any externally imposed capital requirements.

(expressed in Canadian dollars)

7 Stock options

The Company has a stock option plan (the "Plan") that was originally approved by the shareholders on May 24, 2006. It allows the Company to grant up to 10% of the issued and outstanding common shares at the time of the grant. Under the Plan, a total of 1,110,551 common shares have been reserved for the grant of options.

On November 25, 2005, the Company issued 1,000,000 stock options to certain directors, officers and employees of the Company at an exercise price of $0.26 per share. These options vested immediately and expire on May 31, 2008.

	Options (000's)	Weighted average exercise price $
Outstanding December 31, 2005 and 2006 (1,000,000 options exercisable)	1,000	0.26
Forfeited	(60)	0.26
Outstanding December 31, 2007 (940,000 options exercisable)	940	0.26

No stock options were granted or exercised and no stock-based compensation expense was recognized in 2007 and 2006.

8 Earnings per share

	2007 $	2006 $
Net earnings applicable to common shares	1,492,322	944,580
Weighted average number of common shares outstanding	11,105,519	11,105,519
Effect of dilutive stock options	430,833	277,778
Weighted average number of diluted common shares outstanding	11,536,352	11,383,297
Basic earnings per share	0.13	0.09
Diluted earnings per share	0.13	0.08

(expressed in Canadian dollars)

9 Income taxes

a) Components of provision for (recovery of) income taxes

	2007	2006
Current	820,779	584,300
Future	5,300	(27,300)
Provision for income taxes	826,079	557,000

b) Income tax rate reconciliation:

The effective income tax rate differs from the statutory rate that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings before taxes. These differences result from the following items:

	2007	2006
Combined Canadian basic federal and provincial income tax rate	35.67%	35.67%
	$	$
Income tax provision at statutory rate	826,974	535,614
Increase (decrease) resulting from:		
Income tax expense (recovery) at statutory rate		
Permanent differences	5,843	14,280
Other	(6,738)	7,106
Provision for income taxes	826,079	557,000

c) Significant components of the Company's future income tax assets are as follows:

	2007 $	2006 $
Property and equipment	47,100	53,900
Intangible assets	105,500	104,000
	152,600	157,900

Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

(expressed in Canadian dollars)

10 Commitments

The company has entered into leases for 15 retail and office premises that expire between 2008 and 2015. Minimum lease payments are as follows:

	$
2008	375,180
2009	232,034
2010	181,155
2011	151,470
2012 and thereafter	135,585
	1,075,424

The Company has an operating line of credit of $300,000 guaranteed by a general security agreement and an assignment of books debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.0%. No amount has been drawn under this line of credit at December 31, 2007 (2006 - $nil).

In 2005, the Company also secured a second operating line of credit for $250,000, guaranteed by real property and bearing interest at prime rate plus 0.75%. There was no utilization of this line of credit as at December 31, 2007 (2006 - $nil).

The Company has entered into purchase agreements for certain real properties during 2005. These agreements require additional payments of $333,900 in 2008. At December 31, 2007, $111,300 had been paid and is included within deposits and prepaid expenses on the balance sheet.

11 Financial instruments

Fair values of financial assets and liabilities

The carrying values of accounts receivable, short-term investments, deposits, accounts payable and accrued liabilities, and income taxes payable approximate the fair values due to the relatively short period to maturity of the instruments.

Interest rate risk exposure

All of the Company's financial assets and liabilities are non-interest bearing except cash and cash equivalents and short-term investments, which bear a floating interest rate, and the operating line of credit, which bears interest as described in note 10.

(expressed in Canadian dollars)

Credit risk and economic dependence

The Company's exposure to credit risk is limited to the carrying value of its cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments are placed with reputable financial institutions. As at December 31, 2007, approximately 90% (2006 - 99%) of the accounts receivable balance was due from Rogers Wireless, a subsidiary of Rogers Communication Inc. For the years ended December 31, 2007 and 2006, the Company earned 63% (2006 - 60%) of its revenue from Rogers Wireless.

12 Related party transactions

During the year ended December 31, 2007, rent amounting to \$6,000 (2006 - \$6,000) was paid to a director of the Company. This amount is included as part of the general and administration expense. The amounts have been paid in the normal course of business at the exchange amount and determined based on other similar arrangements with unrelated parties.

13 Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

END